UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                       (Amendment No. 8 -- Restated)

                        Genetics Institute, Inc.
                            (Name of Issuer)

                             Depositary Shares
                      (Title of Class of Securities)

                                371855 10 7
                              (CUSIP Number)

                        LOUIS L. HOYNES, JR., ESQ.
                 Senior Vice President and General Counsel
                    American Home Products Corporation
                   5 Giralda Farms, Madison, N.J.  07940
                              (201) 660-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             December 17, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371855 10 7

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AHP Biotech Holdings, Inc.
     Tax I.D. 13-3641807

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     12,835,315.80

8.   SHARED VOTING POWER

     12,835,315.80

9.   SOLE DISPOSITIVE POWER

     12,835,315.80

10.  SHARED DISPOSITIVE POWER

     12,835,315.80

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,835,315.80

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

     The statement on Schedule 13D dated April 16, 1992, for the event which occurred on April 8, 1992, which was amended by Amendment No. 1, dated April 20, 1992, Amendment No. 2, dated May 5, 1992, Amendment No. 3, dated May 11, 1992, Amendment No. 4, dated May 26, 1992, Amendment No. 5, dated June 2, 1992, Amendment No. 6, dated June 8, 1993, and Amendment No. 7, dated February 14, 1994, is hereby further amended (as amended and restated, the "Schedule 13D") in connection with the purchase by the Reporting Person (as defined herein), in accordance with the provisions of the Depositary Agreement (as defined herein), of Depositary Shares (as defined herein) pursuant to the Call Option (as defined herein). Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this statement, as amended, is restated in its entirety.

Item 1.   Security and Issuer.
     This statement relates to the Depositary Shares (the "Depositary
Shares") of Genetics Institute, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 87 CambridgePark Drive, Cambridge, Massachusetts 02140.
Item 2.   Identity and Background.
     This statement is filed on behalf of AHP Biotech Holdings, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is an indirect wholly-owned subsidiary of American Home Products Corporation, a Delaware corporation ("AHP"), through AHP Subsidiary (11) Corporation, a Delaware corporation ("Sub 11"), which is wholly-owned by Boca Investerings Partnership, a New York general partnership ("Boca"), the partners of which are AHP and AHP Subsidiary (10) Corporation, a Delaware corporation which is wholly-owned by AHP ("Sub 10" and, collectively with AHP, Sub 11 and Boca, the "Control Persons").
     The address of the principal offices and principal business of the Reporting Person and the Control Persons is 5 Giralda Farms, Madison, New Jersey 07940. Set forth on Schedule A attached hereto and incorporated herein by reference are the names, business addresses, citizenship and present principal occupations or employment of executive officers and directors of the Reporting Person and AHP, and the names and addresses of the employers of such persons.
     AHP is one of the world's largest research based pharmaceutical and health care product companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. AHP is also a leader in vaccines, generic pharmaceuticals, biotechnology, agricultural products, animal health care and medical devices.
     The Reporting Person, Boca, Sub 10 and Sub 11 are investment entities whose principal business is the making and holding of investments.
     Neither the Reporting Person nor, to its best knowledge, the Control Persons, or any of the persons named on Schedule A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration
     The Reporting Person has exercised the Call Option (as defined below) to acquire all of the Depositary Shares not owned by the Reporting Person. The Reporting Person anticipates that the consideration for the acquisition of such Depositary Shares will be approximately $1.3 billion, which will be financed through the sale of short-term privately placed notes to institutional investors.
     Prior to the exercise of the Call Option, the Reporting Person had purchased Depositary Shares on the open market from time to time between February 13, 1992 and February 26, 1993 inclusive. Such purchases amounted to an aggregate of 947,000 Depositary Shares. As consideration for the acquisition of such Depositary Shares, the Reporting Person paid $26,552,687.50.
Item 4.   Purpose of Transaction.
EXERCISE OF THE CALL OPTION
     The Reporting Person has exercised the Call Option to acquire all of the Depositary Shares not owned by the Reporting Person. By notice, dated
December 17, 1996, the Reporting Person advised The First National Bank of Boston, as Depositary (the "Depositary"), under the Depositary Agreement, dated as of January 16, 1992 (the "Depositary Agreement") among AHP, the Reporting Person, the Company and Depositary, that (i) the Reporting Person would purchase all of the Depositary Shares not owned by the Reporting Person; and (ii) the closing for the purchase of such Depositary Shares would be held on December 31, 1996 at the Reporting Person's offices in Madison, New Jersey.
     The Reporting Person has exercised the Call Option in order to acquire the entire equity interest in the Company. Following the exercise of the Call Option, the Company will be a wholly-owned subsidiary of the Reporting Person, which intends to make changes in the Board of Directors of the Company.
     Upon consummation of the purchase of the Depositary Shares not owned by the Reporting Person pursuant to the exercise of the Call Option, (i) the Governance Agreement, dated as of January 16, 1992, among AHP, the Reporting Person and the Company (the "Governance Agreement"), a description of the material terms of which are set forth below, will terminate; and (ii) the Depositary Shares will cease to be listed on the National Market System of NASDAQ, public trading of the Depositary Shares will cease and the registration of the Depositary Shares under the Act will be terminated.
     Except as set forth above and as otherwise described in this Schedule
13D, including the exhibits hereto, AHP, the Reporting Person and the Company do not have any present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries or a sale or other transfer of a material amount of assets of the Company or any other material change in the Company's corporate structure or business or the composition of its Board of Directors or management.
BACKGROUND OF THE MERGER
     (The following description contained in the Reporting Person's previously filed Schedule 13D is included in light of the requirements of Rule 101(a)(2)(ii) of Regulation S-T to restate the Schedule 13D in its entirety and is included to provide the historical context of the exercise of the Call Option).
     Subsequent to the purchase of the shares of the Company's Common Stock, par value $.01 per share (each a "Share" and collectively the "Common Stock") on January 16, 1992 pursuant to the terms of the Agreement and Plan of Merger, dated as of September 19, 1991 ("Merger Agreement"), as described below, among the Company, AHP, the Reporting Person and AHP Merger Subsidiary Corporation,
a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Merger Subsidiary"), a copy of which is attached hereto as Exhibit I and is hereby incorporated herein by reference, the Reporting Person had determined to further expand its investment in biotechnology through its affiliation with the Company, a leading biotechnology company. AHP's Board of Directors considered the acquisition on January 16, 1992 of its equity interest in the Company on the terms set forth in the Merger Agreement and its open market purchases of the Depositary Shares, together with its right to acquire the remaining outstanding equity interests in accordance with the terms of the
Call Option, to be an attractive, long-term investment.
     The Reporting Person had purchased during the period of February 13,
1992 through February 26, 1993 inclusive 947,000 Depositary Shares.
     Set forth below is a description of the material terms of the merger
(the "Merger") of Merger Subsidiary with and into the Company, which was consummated on January 16, 1992, pursuant to the terms of the Merger
Agreement, including; (i) the grant by the Company to the Reporting Person of the Call Option; (ii) the acquisition of Shares by the Reporting Person pursuant to the Merger; (iii) the change in the composition of the Board of Directors of the Company (the "Board of Directors") pursuant to the Merger;
(iv) the designation of certain committees of the Board of Directors; (v) the grant by the Company to the Reporting Person of certain approval rights with respect to matters of corporate governance; (vi) the grant to AHP of certain rights with respect to material licensing and marketing arrangements with third parties; (vii) the restrictions on certain acquisitions and dispositions of Shares and Depositary Shares by AHP and the Reporting Person; (viii)
certain limitations upon the voting of Shares and Depositary Shares by the Reporting Person; (ix) certain restrictions upon the transfer of Shares or Depositary Shares by AHP and the Reporting Person; (x) the termination of provisions regarding matters of corporate governance; and (xi) amendments to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's By-laws (the "By-laws").
THE MERGER AND THE CALL OPTION
     On January 16, 1992, at a special meeting of stockholders of the
Company, the Company's stockholders voted to approve the Merger Agreement and the transactions contemplated therein.
     The Merger was consummated on January 16, 1992. As a result of the Merger, each Share outstanding prior to the effective time of Merger (the "Effective Time") was converted into the right to receive $20.00 in cash and six-tenths (0.6) of a Depositary Share, each Depositary Share representing one Share, subject to a call option held by the Reporting Person to acquire all of the Shares not owned by the Reporting Person or its affiliates (the "Call Option").
     The Depositary Shares are evidenced by depositary receipts (the "Depositary Receipts") issued pursuant to the Depositary Agreement (to which holders of Depositary Shares will be deemed parties), a copy of which is attached hereto as Exhibit II and is hereby incorporated herein by reference.
     Under the terms of the Call Option, the Reporting Person has the right, but not the obligation, to purchase the Shares held by the Depositary, in whole but not in part, at any time on or prior to December 31, 1996, at fixed call prices increasing by approximately $1.84 per quarter from $50.00 per
Share for the period from the consummation of the Merger through March 31,
1992 to $85.00 per share for the period from October 1, 1996 through December 31, 1996, subject to certain adjustments (each such price, a "Call Price").
     Prior to the date that the Call Option expires or is exercised (the "Option Determination Date"), each holder of a Depositary Share is entitled to all the rights of the Share represented thereby, including dividend, voting and liquidation rights.  Prior to the expiration of the Call Option, holders of Depositary Shares do not have the right to require the Depositary to deliver the Shares represented thereby and, absent an exercise by the
Reporting Person of the Call Option, do not have the right to require payment of the Call Price.
     Following the Option Determination Date, (i) if the Call Option is exercised, each holder of a Depositary Share would be entitled to receive the applicable Call Price for the Share represented thereby, without interest, and
(ii) if the Call Option expires, each holder of a Depositary Share would be entitled to receive the Share represented thereby, together with any declared and unpaid dividends thereon. The Depositary is required to transfer the Shares held in the Depositary to the Reporting Person if and when the
Reporting Person exercises the Call Option.
THE ACQUISITION OF SHARES BY THE REPORTING PERSON
     Pursuant to the terms of the Merger Agreement: (i) the Reporting Person acquired 5,867,111.2 Shares upon the conversion of the common stock of Merger Subsidiary in the Merger (the "Merger Shares") and (ii) the Reporting Person purchased 9,446,709 Shares directly from the Company (the "Additional
Shares").
     Pursuant to the Merger (and in addition to the Call Option), the
Reporting Person was also granted the following rights (the "Subscription Rights") to acquire additional securities of the Company: (i) the right to purchase for cash its pro rata share of the issuance by the Company of certain equity securities after the Effective Time; and (ii) the right and the obligation to purchase a number of Shares equal to 40% of the number of Shares which would otherwise be issuable by the Company (but for the Merger) upon the exercise of warrants of the Company or the conversion of any 8% Convertible Subordinated Debentures due 2014 (the "Debentures") issued in exchange therefor at a purchase price of $20.00 per Share (approximately adjusted to reflect any stock split, reverse stock split or other reclassification of the Shares prior to such exercise or conversion).
     Pursuant to the Governance Agreement, the Reporting Person may purchase or otherwise acquire equity securities of the Company prior to January 1, 1997 so long as AHP's Voting Interest (as defined below) does not immediately after such acquisition exceed 75%, subject to certain exceptions as more fully described below.
     Upon consummation of the Merger and the transactions contemplated thereby (i) the Depositary Shares were authorized to be traded on the NASDAQ National Market System under the symbol GENIZ and (ii) the Shares ceased to be authorized to be quoted on the NASDAQ National Market System.
CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS
     The Governance Agreement, a copy of which is attached hereto as Exhibit III and is hereby incorporated herein by reference, provides, among other things, for the designation by the Reporting Person of two nominees whom the Reporting Person has designated to be Mr. Fred Hassan and Dr. Robert Levy.
Mr. Hassan has been elected to serve until the 1999 Annual Meeting, and Dr. Levy has been elected to serve until the 1998 Annual Meeting.
     The Governance Agreement also limits the number of directors that can be designated by the Reporting Person and provides that, notwithstanding any other provision of the Governance Agreement, the Certificate of Incorporation, By-laws or applicable law, the Reporting Person will not at any time prior to January 1, 1997 be entitled to designate, or to cause the nomination or election of, more than two members of the Board of Directors. Directors nominated by the Reporting Person pursuant to the Governance Agreement are referred to herein as "Investor Directors" and all other directors are referred to as "Non-investor Directors."
     Pursuant to the Governance Agreement, if the Call Option is not
exercised, on and after January 1, 1997 the Board of Directors will be increased to nine directors and will include two nominees designated by the Reporting Person and two officers of the Company nominated by the nominating or proxy committee of the Board of Directors. The remainder of the Board of Directors will be comprised of Independent Directors, as defined below. Upon its request, the Reporting Person will be entitled to designate nominees for a number of Independent Directors equal to AHP's Voting Interest (as defined below) times the total number of such Independent Directors, rounded up to the next whole number if AHP's Voting Interest is greater than 50% and less than or equal to 60% and rounded down to the next whole number if AHP's Voting Interest is less than or equal to 50% or greater than 60%.
     Notwithstanding the foregoing, the Reporting Person will have no right to designate any nominee for director pursuant to the Governance Agreement at any time after AHP's Voting Interest has fallen below 20%. At such time as AHP' Voting Interest falls below 20%, the Reporting Person will cause all the Investor Directors to resign from the Board of Directors.
     For purposes of the Governance Agreement, "Independent Director" means a director of the Company who is not an officer or employee of the Company and who is not an officer, employee, director, principal stockholder or partner of AHP, any affiliate or associate of AHP or any entity dependent on AHP for more than 10% of its revenues or earnings in its most recent fiscal year. "AHP's Voting Interest" means the percentage of votes for elections of directors of the Company generally controlled directly or indirectly by AHP, and any affiliates or associates of AHP, assuming the conversion, exchange or exercise into or for voting stock of equity securities other than voting stock and not taking into account any voting agreements or arrangements granting to a third party control over the voting of voting stock beneficially owned by AHP. COMMITTEES OF THE BOARD OF DIRECTORS
     Pursuant to the Governance Agreement, the Board of Directors has designated a nominating or proxy committee, compensation committee, intellectual property rights committee and scientific affairs committee. Each committee of the Board of Directors (other than any special committee or committee of Independent Directors constituted for the purposes of making any determination that is to be made under the terms of the Governance Agreement or otherwise) will at all times include at least one director designated by the Reporting Person and no action by any such committee shall be valid unless taken at a meeting for which adequate notice has been duly given to or waived by the members of such committee. The director designated by the Reporting Person to serve on any committee is entitled to designate as his alternate another director designated by the Reporting Person.
     The Governance Agreement provides that the intellectual property rights committee and scientific affairs committee will each consist of two Investor Directors and two Non-investor Directors. The intellectual property rights committee is responsible for the general review of patent application strategy and the approval of material decisions regarding patent litigation strategy, including litigation commencement, defense, prosecution and settlement. The scientific affairs committee is responsible for the general review of the Company's research programs and for the approval of its research budget.
     The Governance Agreement provides that the compensation committee will consist of two Non-investor Directors (neither of whom is an officer of the Company) and one Investor Director. The compensation committee, which only acts upon a unanimous vote, is responsible for establishing and modifying the compensation of all corporate officers of the Company, adoption and amendment of all stock option and other employee benefit plans and the terms of any employment agreements and arrangements with, and termination of, all corporate officers of the Company.
     The Governance Agreement provides that the nominating or proxy committee include, in addition to a director designated by the Reporting Person, two Non-investor Directors, and that it have the exclusive authority to nominate individuals to fill all positions of the Board of Directors, except for those designated by the Reporting Person pursuant to the relevant provisions of the Governance Agreement in accordance with the terms thereof. With respect to any election of directors prior to January 1, 1997 (but not any election on or after January 1, 1997), any nomination of a person not then serving as a director requires the unanimous approval of the nominating or proxy committee, except that the directors designated or nominated by the Reporting Person or the holders of Convertible Exchangeable Preferred Stock do not require such unanimous approval. The Company has agreed to use all reasonable efforts to solicit proxies for the nominees for directors nominated by such committee from all holders of voting stock entitled to vote thereon.
CERTAIN APPROVAL RIGHTS OF THE REPORTING PERSON WITH RESPECT TO MATTERS OF CORPORATE GOVERNANCE
     The Governance Agreement provides that the approval of the Investor Directors designated by the Reporting Person pursuant to the Governance Agreement is required to approve any of the following:
     (a) the entry by the Company into any merger or consolidation or the acquisition by the Company of any business or assets that would constitute a Substantial Part (as defined below) of the business or assets of the Company, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;
     (b) the sale, lease, pledge, grant of a security interest, transfer or the disposal of all or a Substantial Part of the business or assets of the Company;
     (c)  the issuance of any equity securities or other capital stock of the Company, except for (i) issuances of Depositary Shares (or, after the termination of the Call Option, Shares) or options, warrants or rights to acquire, or securities convertible into or exchangeable for, such Depositary Shares (or, after the termination of the Call Option, Shares) pursuant to any employee compensation plan that was in existence at the Effective Time or that has been approved by the compensation committee, and (ii) issuances thereof upon the exercise, conversion or exchange of any outstanding equity securities or other capital stock;
     (d) the repurchase or redemption of any equity securities or other capital stock of the Company, other than redemptions required by the terms thereof and purchases made in connection with the Company's 1991 Restricted Plan or any similar plan adopted with the approval of the compensation committee;
     (e)  any action otherwise within the purview of the intellectual property rights committee, scientific affairs committee or compensation committee which is presented to the full Board of Directors for consideration and action;
     (f) any amendment to the Certificate of Incorporation or By-laws or change in the size of the Board of Directors, except as contemplated by the Governance Agreement; and
     (g) any action with respect to any shareholders rights plan of the Company or any similar contract, agreement, plan or arrangement.
     The Governance Agreement provides that a "Substantial Part" means more than 10% of the fair market value of the total assets of the Company.
CERTAIN RIGHTS WITH RESPECT TO MATERIAL LICENSING AND MARKETING ARRANGEMENTS WITH THIRD PARTIES
     The Governance Agreement provides that the Company will not, and will not permit any of its subsidiaries to, enter into any material third party licensing or marketing agreement with respect to any products, processes, inventions or developments made by the Company or any subsidiary of the
Company unless it shall have first offered to afford such licensing or marketing rights to AHP as set forth in the Governance Agreement.
RESTRICTIONS ON CERTAIN ACQUISITIONS AND DISPOSITIONS OF SHARES BY AHP AND THE REPORTING PERSON
     The Governance Agreement provides for certain restrictions on acquisitions and dispositions of Shares by AHP and its affiliates, including restrictions providing that AHP will not (A) propose that the Company enter into any Business Combination, as defined below, prior to January 1, 1997 with AHP or any affiliate of AHP unless AHP in good faith determines that there have occurred events or circumstances substantially impairing the business, prospects or financial viability of the Company and its subsidiaries, taken as a whole, since the Effective Time, (B) act to consummate any Business Combination whether or not prior to January 1, 1997, between the Company and AHP or any affiliate of AHP without an affirmative vote of a majority of the Independent Directors of the Company and (C) purchase or otherwise acquire any equity securities of the Company prior to January 1, 1997 such that AHP's Voting Interest would exceed 75% except pursuant to (x) the exercise of the Call Option, (y) a Business Combination meeting the above requirements or (z) certain other specific exceptions.
     The term "Business Combination" as used in the Governance Agreement means any of the following transactions: (i) any merger or consolidation of the Company or any subsidiary with (A) AHP or (B) any corporation (other than the Company) which is, or after such merger or consolidation would be, an affiliate or associate of AHP, or any tender or exchange offer by AHP or any affiliate or associate of AHP for any equity securities of the Company or any subsidiary thereof; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other dispositions by the Company (in one transaction or a series of transactions) to or with AHP or any affiliate or associate of AHP (other than the Company) of all or a Substantial Part of the assets of the Company or any subsidiary thereof; (iii) the issuance, exchange or transfer by the Company or any subsidiary (in one transaction or a series of transactions) of any securities of the Company or any subsidiary thereof to AHP or any affiliate or associate of AHP (other than the Company) in exchange for cash, securities or other consideration (or a combination thereof) having an aggregate fair market value equal to or in excess of a Substantial Part of the assets of the
Company; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of AHP or any affiliate or associate of AHP (other than the Company); (v) any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary thereof or any other transaction to which the Company is a party (whether or not with or into or otherwise involving AHP or any affiliate or associate of
AHP) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary thereof which is directly or indirectly owned by AHP or any affiliate or associate of AHP
(other than the Company); or (vi) any agreement, contract or other arrangement with AHP or any affiliate or associate of AHP (other than the Company) in which AHP or any affiliate or associate of AHP (other than the Company) has an interest (other than proportionately as a stockholder) providing for any one or more of the actions specified in subsections (i) to (v) above. However, none of the following shall be deemed to be a Business Combination: (x) any licensing, marketing or other agreements entered into by the Company and AHP pursuant to the Governance Agreement; (y) any issuance, exchange, or transfer of securities by the Company to or on behalf of AHP, the Reporting Person or any of their affiliates or associates (A) pursuant to the provisions of the Merger Agreement or Governance Agreement or (B) which would not result in
AHP's Voting Interest exceeding 75% immediately after the consummation thereof; and (z) any exercise by the Reporting Person of the Call Option in accordance with the terms of the Depositary Agreement.
LIMITATIONS UPON THE VOTING OF SHARES AND DEPOSITARY SHARES BY THE REPORTING PERSON
     The Governance Agreement limits the voting of Shares and Depositary
Shares by the Reporting Person and its affiliates in the following manner. In any election of directors, the Reporting Person and its affiliates will vote their Shares and any Depositary Shares which the Reporting Person and its affiliates hold for all nominees in proportion to the votes cast by the other holders of Depositary Shares; provided that the Reporting Person and its affiliates may cast all of their votes (i) in favor of any nominee to the
Board of Directors designated by the Reporting Person pursuant to the Governance Agreement and (ii) in the Reporting Person's sole discretion in connection with any election contest to which Rule 14a-11 under the Act applies (the "Director Vote Limitation").  In any vote to amend the term of the Depositary Shares, the Reporting Person and its affiliates will vote their Depositary Shares, if any, in proportion to the votes cast by the holders of Depositary Shares (other than the Reporting Person and its affiliates) (the "Amendment Vote Limitation") and, collectively with the Director Vote Limitation, the "Voting Limitations").
CERTAIN RESTRICTIONS UPON THE TRANSFER OF SHARES OR DEPOSITARY SHARES BY AHP AND THE REPORTING PERSON
     The Governance Agreement provides for the following restrictions on the transfer (the "Transfer Restrictions") of the Shares or Depositary Shares held by the Reporting Person: (i) AHP and the Reporting Person will not, other than to any entity that is directly or indirectly wholly owned by AHP, and will not permit any such entity to, sell or otherwise transfer any Shares or Depositary Shares prior to January 1, 1997, except that at any time after December 31, 1993 or such earlier time as it shall have become illegal for AHP or the Reporting Person to continue to own the Shares or Depositary Shares directly or indirectly or to exercise fully all rights of ownership with respect to the Shares or Depositary Shares, AHP or the Reporting Person may sell or otherwise transfer Shares or Depositary Shares (a) pursuant to a registered, underwritten public offering, (b) in compliance with the volume and manner of sale requirements of Rule 144 promulgated under the Securities Act of 1933, as amended (whether or not such requirements are legally required) or (c)
pursuant to privately negotiated block sales in the aggregate not exceeding
15% of the Shares outstanding on a fully diluted basis; provided that in no event shall AHP or the Reporting Person prior to January 1, 1997 knowingly make any sale to a person who after giving effect to such sale would beneficially own more than 5% of the outstanding Shares or equity securities of the Company; and (ii) AHP and the Reporting Person will not, and will not permit any of their respective wholly owned entities, to sell or otherwise transfer any Shares or Depositary Shares (except for sales to any entity that is directly or indirectly wholly owned by AHP) to a person who acquires Shares or Depositary Shares from AHP or the Reporting Person representing more than 30% of the aggregate number of outstanding Shares unless such person agrees to be bound by the provisions of the Governance Agreement relating to restrictions on Business Combinations to the same extent that the Reporting Person was bound thereby.
TERMINATION OF PROVISIONS REGARDING MATTERS OF CORPORATE GOVERNANCE
     The Governance Agreement, by its terms, will terminate at such time, if any, as the Reporting Person and its affiliates (i) beneficially own 100% of all outstanding classes and series of Common Stock of the Company or (ii) no longer own any Shares thereof. In addition, the provisions relating to Subscription Rights, the establishment and function of committees of the Board of Directors, the approval rights of the directors designated by the Reporting Person and the rights of AHP with respect to material third party licensing or marketing agreements proposed to be entered into by the Company with third parties will terminate upon any sale of Shares or Depositary Shares by the Reporting Person and its affiliates if immediately thereafter AHP's Voting Interest is less than 50%. The provisions of the Governance Agreement relating to the election of directors and voting of Shares will terminate upon such a sale if immediately thereafter AHP's Voting Interest is less than 20%. Amendments to the Certificate of Incorporation and By-laws
     Pursuant to the Merger, the Certificate of Incorporation and By-laws were amended in order to effectuate the following changes. Article SIXTH of the Certificate of Incorporation was amended to state that during the pendency of the Governance Agreement: (i) the Board of Directors must establish and empower the committees specified in the Governance Agreement; (ii) that approval and authorization of any of the actions pursuant to which approval rights have been granted to the Reporting Person, as described above, shall require the approval contemplated thereby; and (iii) that any inconsistency between the other provisions of the Certificate of Incorporation or the By-laws and the provisions of the Governance Agreement, relating to such committees or such approvals shall be resolved in favor of the Governance Agreement.
Item 5.   Interest in Securities of the Issuer.
     (a)  The Reporting Person is the beneficial owner of  Depositary
Shares. Based on 12,835,315.80 Depositary Shares deemed to be outstanding as of December 13, 1996 pursuant to Rule 13d-3 of the Act, the Depositary Shares beneficially owned by the Reporting Person constitute approximately 100% of the outstanding Depositary Shares.
     Except as set forth herein, neither the Reporting Person nor, to its best knowledge, any Control Persons, or any of the persons named on Schedule A attached hereto, beneficially owns any Depositary Shares.
     (b) The Reporting Person has the sole power to vote, subject to the Voting Limitations, and dispose of, subject to the Transfer Restrictions, all the Depositary Shares beneficially owned by the Reporting Person as set forth in Item 5(a) above.
     (c)  Except as set forth herein, no transactions in the Depositary
Shares have been effected during the past sixty (60) days by the Reporting Person nor, to its best knowledge, the Control Persons, or any of the persons named on Schedule A attached hereto.
     (d)  Neither the Reporting Person nor, to its best knowledge, the
Control Person, or any of the persons named on Schedule A attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any
Depositary Shares beneficially owned by the Reporting Person.
     (e)  Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.
     On June 9, 1993, the Company called for redemption all of the outstanding $4.00 Convertible Exchangeable Preferred Stock (the "Preferred Stock") pursuant to the terms of the Company's Certificate of Incorporation under which holders would be entitled to receive a redemption price of $52.40 (the "Redemption Price") for each share of Preferred Stock held as of July 15, 1993 (the "Redemption Date"). Prior to that date holders of Preferred Stock had the option to convert their shares of Preferred Stock into a combination of cash and Depositary Shares or sell their shares of Preferred Stock in the open market through customary brokerage facilities or otherwise. Pursuant to the terms of the Merger Agreement, the Reporting Person purchased 40% of all shares surrendered for conversion, accounting for the cash portion of the conversion consideration. Payment of the Redemption Price was made by the Company upon receipt of the Preferred Stock.
     Pursuant to a standby purchase agreement between the Reporting Person and the Company, the Reporting Person purchased from the Company 14,863.89 shares of Common Stock at a purchase price of $29.93 per share, representing the funds necessary to pay the aggregate Redemption Price for all shares of Preferred Stock not duly surrendered for conversion by the close of business on July 15, 1993. The aggregate consideration of $32,945,305 paid by the Reporting Person to the Company pursuant to the Standby Agreement and the foregoing provision of the Merger Agreement was financed entirely from the working capital of the Reporting Person.
Item 7.   Material to be Filed as Exhibits.
     Exhibit I.  Agreement and Plan of Merger, dated as of September 19,
1991, among Genetics Institute, Inc., American Home Products Corporation, AHP Biotech Holdings, Inc. and AHP Merger Subsidiary Corporation, incorporated herein by reference to Exhibit I of Item 7 of Schedule 13D of the Common Stock of Genetics Institute, Inc., filed with the Securities and Exchange Commission on January 24, 1992.
     Exhibit II. Depositary Agreement, dated as of January 16, 1992, among American Home Products Corporation, AHP Biotech Holdings, Inc. Genetics Institute, Inc. and The First National Bank of Boston as Depositary, incorporated herein by reference to Exhibit II of Item 7 of Schedule 13D of the Common Stock of Genetics Institute, Inc., filed with the Securities and Exchange Commission on January 24, 1992.
     Exhibit III. Governance Agreement, dated as of January 16, 1992, among American Home Products Corporation, AHP Biotech Holdings, Inc. and Genetics Institute, Inc., incorporated herein by reference to Exhibit III of Item 7 of
Schedule 13D of the Common Stock of Genetics Institute, Inc., filed with the Securities and Exchange Commission on January 24, 1992.
     Exhibit IV. Standby Agreement, dated June 8, 1993, between Genetics Institute, Inc. and AHP Biotech Holdings, Inc., incorporated by reference to
Exhibit IV of Item 7 of Amendment No. 1 of Schedule 13D of the Common Stock of Genetics Institute, Inc., filed with the Securities and Exchange Commission on June 8, 1993.
     Exhibit V. Notice of Exercise, dated December 17, 1996, from the Reporting Person to the Depositary.
     Exhibit VI.  Press Release of AHP, dated December 17, 1996.
     Schedule A. Executive Officers and Directors of AHP Biotech Holdings, Inc., American Home Products Corporation, AHP Subsidiary (10) Corporation and AHP Subsidiary (11) Corporation.
     Schedule B. Transactions effected in the Depositary Shares by the Reporting Person.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated:    December 18, 1996

                    AHP BIOTECH HOLDINGS, INC.



                    By:       /s/ Thomas M. Nee
                              Thomas M. Nee
                              Vice President


                                                       SCHEDULE A

                     Executive Officers and Directors
                                    of
                         AHP Biotech Holdings, Inc.

          The names and titles of the executive officers and the names of the directors of AHP Biotech Holdings, Inc., and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP Biotech Holdings, Inc. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AHP Biotech Holdings, Inc, and each individual is a United States citizen.
Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              President; Chairman, President and
                              Chief Executive Officer, American
                              Home Products Corporation

Robert G. Blount              Vice President; Senior Executive Vice
                              President, American Home Products
                              Corporation

Thomas M. Nee                 Vice President; Vice President - Taxes,
                              American Home Products Corporation

John R. Considine             Treasurer; Vice President - Finance,
                              American Home Products Corporation

Carol G. Emerling             Secretary; Secretary, American Home
                              Products Corporation

Jack M. O'Connor              Assistant Treasurer; Treasurer, American
                              Home Products Corporation

Gerald A. Jibilian            Assistant Secretary; Vice President and
                              Associate General Counsel, American Home
                              Products Corporation

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Louis L. Hoynes, Jr.          Senior Vice President and General Counsel,
                              American Home Products Corporation

                     Executive Officers and Directors
                                    of
                     American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              Chairman, President and Chief Executive
                              Officer

Robert G. Blount              Senior Executive Vice President

Fred Hassan                   Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and General Counsel

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes

David Lilley                  Vice President (British Citizen)

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Clifford L. Alexander         President, Alexander & Associates,
     Alexander & Associates   (consulting firm specializing
     Inc., 400 C Street, N.E. in workforce inclusiveness)
     Washington,D.C.
     20002

Frank A. Bennack, Jr.          President and Chief Executive Officer
     The Hearst                The Hearst Corporation (owns and
     Corporation               operates communications media)
     959 Eighth Avenue
     NY, NY 10019

Robin Chandler Duke           National Chair, Population Action
     435 East 52nd Street     International
     NY, NY 10022

John D. Feerick               Dean of Fordham University School of Law
     Fordham University       since 1982
     School of Law
     140 West 62nd Street
     NY, NY 10023

Fred Hassan                   (as indicated above)

John P. Mascotte              Retired
     222 Purchase Street
     Suite 345
     Rye, NY 10580

Mary Lake Polan,              Department Chair and Professor, Stanford
M.D., Ph.D.                   University School of Medicine
     Stanford University
     School of Medicine
     100 Pasteur Drive
     Stanford, CA 94305

Ivan G. Seidenberg            Chairman and Chief Executive Officer
     NYNEX Corporation        NYNEX Corporation
     1095 Avenue of the
     Americas
     NY, NY 10036

John R. Torell                Chairman, Torell Management Inc.
     Torell Management, Inc.  (financial advisory company)
     767 Fifth Avenue
     46th Floor
     NY, NY 10017

William Wrigley               President, Chief Executive Officer and
     Wm. Wrigley Jr.          member of the Board, Wm. Wrigley Jr.
     Company                  Company
     410 North Michigan       (international manufacturer of chewing
     Avenue                   gum products)
     Chicago, Illinois
     60611

                     Executive Officers and Directors
                                    of
                      AHP Subsidiary (10) Corporation

     The names and titles of the executive officers and the names of the directors of AHP Subsidiary (10) Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP Subsidiary
(10) Corporation. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AHP Subsidiary (10) Corporation and each individual is a United States citizen.
Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              President; Chairman, President and
                              Chief Executive Officer, American Home
                              Products Corporation

Robert G. Blount              Vice President; Senior Executive Vice
                              President, American Home Products
                              Corporation

Thomas M. Nee                 Vice President; Vice President - Taxes,
                              American Home Products Corporation

John R. Considine             Treasurer; Vice President - Finance,
                              American Home ProductsCorporation

Carol G. Emerling             Secretary; Secretary, American Home
                              Products Corporation

Gerald A. Jibilian            Assistant Secretary; Vice President and
                              Associate General Counsel, American Home
                              Products Corporation

Charles N. Ross               Assistant Secretary; Assistant General
     Wyeth-Ayerst             Counsel and Director of Legal Division,
     Laboratories             Wyeth-Ayerst Laboratories Division
     St. Davids Center
     Radnor, Pennsylvania

DIRECTORS

John R. Stafford             (as indicated above)

Robert G. Blount             (as indicated above)

Louis L. Hoynes, Jr.          Senior Vice President and General Counsel,
                              American Home Products Corporation

                     Executive Officers and Directors
                                    of
                       AHP Subsidiary (11) Corporation

     The names and titles of the executive officers and the names of the directors of AHP Subsidiary (11) Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP Subsidiary
(11) Corporation. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AHP Subsidiary (11) Corporation and each individual is a United States citizen.
Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              President; Chairman, President and Chief
                              Executive Officer, American Home Products
                              Corporation

Robert G. Blount              Vice President; Senior Executive Vice
                              President, American Home Products
                              Corporation

Thomas M. Nee                 Vice President; Vice President - Taxes,
                              American Home Products Corporation

John R. Considine             Treasurer; Vice President - Finance,
                              American Home Products   Corporation

Carol G. Emerling             Secretary; Secretary, American Home
                              Products Corporation

Gerald A. Jibilian            Assistant Secretary; Vice President and
                              Associate General Counsel, American Home
                              Products Corporation

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Louis L. Hoynes, Jr.          Senior Vice President and General Counsel,
                              American Home Products Corporation

                                SCHEDULE B*
                TRANSACTIONS BY AHP BIOTECH HOLDINGS, INC.
               IN GENETICS INSTITUTE, INC. DEPOSITARY SHARES
    FOR THE PERIOD BETWEEN FEBRUARY 13, 1992 AND FEBRUARY 26, 1993 INCLUSIVE
                 ALL TRANSACTIONS WERE EFFECTED ON NASDAQ.

DATE OF                  NO. OF SHARES            PRICE PER
TRANSACTION              PURCHASED                SHARE (1)

13-FEB-92                 5,000                   $27.2500
13-FEB-92                 5,000                   $27.1250
14-FEB-92                 2,000                   $27.2500
18-FEB-92                 5,000                   $27.0000
19-FEB-92                 2,500                   $26.8750
19-FEB-92                 5,000                   $26.5000
20-FEB-92                 5,000                   $26.2500
20-FEB-92                 5,000                   $25.5000
21-FEB-92                 5,000                   $25.5000
21 FEB-92                 5,000                   $25.8750
24 FEB-92                 6,000                   $26.0000
25 FEB-92                 8,000                   $26.0000
26-FEB-92                14,000                   $26.0000
27-FEB 92                10,000                   $26.0000
28-FEB 92                14,000                   $26.0000
02-MAR-92                 2,000                   $26.0000
09-MAR-92                16,000                   $26.2500
09-MAR-92                 4,000                   $26.7500
10-MAR-92                 4,000                   $26.7500
10-MAR-92                 6,000                   $26.7500
11-MAR-92                 4,000                   $26.7500
11-MAR-92                16,000                   $27.0000
12-MAR-92                 4,000                   $27.5000
12-MAR-92                 8,000                   $27.2500
13-MAR-92                 2,000                   $27.5000
13-MAR-92                18,000                   $27.7500
16-MAR-92                 2,000                   $27.8750
16-MAR-92                12,000                   $27.7500
17-MAR-92                 6,000                   $27.7500
18-MAR-92                 2,000                   $27.7500
18-MAR-92                55,000                   $27.3750
19-MAR-92                12,000                   $27.7500
20-MAR-92                 4,000                   $28.5000
20-MAR-92                45,000                   $28.2500
25-MAR-92                 4,000                   $28.7500
25-MAR-92                10,000                   $28.6250
25-MAR-92                15,000                   $28.5000
26-MAR-92                10,000                   $28.8750
27-MAR-92                10,000                   $28.8750
30-MAR-92                 5,000                   $28.8750
31-MAR-92                 4,000                   $29.0000
31-MAR-92                 6,000                   $28.7500
31-MAR-92                20,000                   $28.8750
01-APR-92                20,000                   $28.6875
03-APR-92                 2,500                   $28.5000
03-APR-92                 5,000                   $28.6250
08-APR-92                 5,000                   $26.5000
08-APR-92                 5,000                   $28.2500
09 APR-92                 4,000                   $27.7500
09 APR-92                 6,000                   $27.5000
09 APR-92                10,000                   $27.7500
09-APR-92                10,000                   $27.8750
10-APR 92                 5,000                   $27.8750
10-APR 92                16,000                   $28.0000
14-APR-92                 5,000                   $28.2500
14-APR-92                 5,000                   $28.3750
14-APR-92                 5,000                   $28.5000
15-APR-92                10,000                   $28.5000
15 APR-92                15,000                   $28.3750
16-APR-92                 2,500                   $28.5000
16-APR-92                 5,000                   $28.0000
16-APR-92                 5,000                   $28.1250
16-APR-92                10,000                   $28.7500
16-APR-92                 7,500                   $27.7500
16-APR-92                 7,500                   $28.6250
16-APR-92                15,000                   $28.2500
20-APR-92                 5,000                   $27.2500
20-APR-92                 7,500                   $27.0000
29-APR-92                15,000                   $26.3750
01-MAY-92                15,000                   $28.1250
04-MAY-92                20,500                   $28.1250
05-MAY-92                10,000                   $28.3750
06-MAY-92                10,000                   $28.5000
07-MAY-92                 5,000                   $28.7500
08-MAY-92                15,000                   $28.7500
08-MAY-92                20,000                   $29.0000
11-MAY-92                10,000                   $28.7500
12-MAY-92                 4,000                   $28.7500
13-MAY-92                 5,000                   $29.0000
14-MAY-92                15,000                   $29.0000
15-MAY-92                 5,000                   $29.2500
15-MAY-92                10,500                   $29.1250
18-MAY-92                 5,000                   $29.2500
19-MAY-92                10,000                   $29.2500
20-MAY-92                 5,000                   $29.5000
21-MAY-92                25,000                   $29.6250
21-MAY-92                 5,000                   $29.7500
22-MAY-92                 4,500                   $29.7500
26-MAY-92                10,000                   $29.8750
27-MAY-92                15,000                   $29.2500
28-MAY-92                30,000                   $29.2500
29-MAY-92                 5,000                   $29.2500
01-JUN-92                10,000                   $29.7500
01-JUN-92                10,000                   $29.5000
02-JUN-92                10,000                   $29.8750
03-JUN-92                 7,500                   $28.8750
24-FEB-93                10,000                   $27.0000
25-FEB-93                 7,500                   $26.5000
25-FEB-93                10,000                   $26.5000
25-FEB-93                 7,500                   $26.0000
26-FEB-93                 5,000                   $26.2500


*    EACH OF THE TRANSACTIONS SET FORTH IN THIS SCHEDULE B
     WAS A REGULAR WAY PURCHASE.
(1)  EXCLUDING BROKERAGE COMMISSIONS